UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 5)

                          Duracell International Inc.
                               (Name of Issuer)

                    Common Stock, par value $.01 per share
                        (Title of Class of Securities)

                                  26633L 10 3
                                (CUSIP Number)

          The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

          The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





                              (Page 1 of 7 pages)

CUSIP No. 26633L 10 3

                  1)    Name of Reporting Person
                        S.S. or I.R.S. Identification No. of Above Person:
                        DI Associates, L.P.
                  2) Check the Appropriate Box if a Member of a Group (See Instructions):
                        (a)
                        (b)  X

                  3)    SEC Use Only

                  4)    Citizenship or Place of Organization:  Delaware
   Number of      5)    Sole Voting Power:  0
    Shares
 Beneficially     6)    Shared Voting Power:  0
   Owned by       7)    Sole Dispositive Power:  0
Each Reporting
 Person With      8)    Shared Dispositive Power:  0
                  9)    Aggregate Amount Beneficially Owned by Each
                        Reporting Person:  0
                  10)   Check if the Aggregate Amount in Row (9) Excludes
                        Certain Shares (See Instructions):
                  11)   Percent of Class Represented by Amount in Row (9):  0%
                  12)   Type of Reporting Person (See Instructions):  PN



                              (Page 2 of 7 pages)

CUSIP No. 26633L 10 3

                   1)    Name of Reporting Person
                         S.S. or I.R.S. Identification No. of Above Persons:
                         KKR Partners II, L.P.

                   2) Check the Appropriate Box if a Member of a Group (See Instructions):
                         (a)
                         (b)  X
                   3)    SEC Use Only

                   4)    Citizenship or Place of Organization:  Delaware

      Number of    5)    Sole Voting Power:   0
       Shares
    Beneficially   6)    Shared Voting Power:  0
      Owned by
   Each Reporting  7)    Sole Dispositive Power:  0
     Person With
                   8)    Shared Dispositive Power:  0
                   9)    Aggregate Amount Beneficially Owned by Each
                         Reporting Person:  0
                  10)    Check if the Aggregate Amount in Row (9) Excludes
                         Certain Shares (See Instructions):
                  11)    Percent of Class Represented by Amount in Row (9):  0%
                  12)    Type of Reporting Person (See Instructions):  PN



                              (Page 3 of 7 pages)

                        AMENDMENT NO. 5 ON SCHEDULE 13G

This Statement on Schedule 13G (the "Schedule 13G") relating to the common stock, par value $.01 per share, of Duracell International Inc. ("Duracell") as previously filed by DI Associates, L.P. and KKR Partners II, L.P., is hereby amended and supplemented with respect to the item set forth below.

Item 4.  Ownership

        (a)  Amount Beneficially Owned

             DI Associates, L.P. and KKR Partners II, L.P. are
        Delaware limited partnerships whose sole general partner is KKR Associates, a New York limited partnership. On December 31, 1996, Alaska Acquisition Corp., a wholly owned subsidiary of The Gillette Company ("Gillette"), was merged (the "Merger") with and into Duracell and each share of common stock of Duracell, par value $.01 per share, was converted into the right to receive 0.904 shares of common stock of Gillette, par value $1.00 per share. As a result of the Merger, all of the shares of common stock of Duracell previously owned by DI Associates, L.P. and KKR Partners II, L.P. were converted into shares of common stock of Gillette in the manner described above and such entities no longer beneficially own any shares of common stock of Duracell.

       (b)  Percent of Class

                         See item 11 of each cover page

       (c)  Number of shares as to which such person has:

            (i)  sole power to vote or to direct the vote

                         See Item 5 of each cover page

           (ii)  shared power to vote or to direct the vote

                         See Item 6 of each cover page

           (iii)  sole power to dispose or to direct the disposition of

                         See Item 7 of each cover page

           (iv)  shared power to dispose or to direct the disposition of

                         See Item 8 of each cover page

Item 5.  Ownership of Five Percent or Less of a Class

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

                                  See Item 4.

                              (Page 4 of 7 pages)
                                  SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                    DI ASSOCIATES, L.P.

                                         By:  KKR ASSOCIATES,
                                              its General Partner


                                              January 28, l997
                                                      Date


                                              /s/ Scott M. Stuart
                                                      Signature


                                              Scott M. Stuart/General Partner
                                                      Name/Title





                              (Page 5 of 7 pages)
                                  SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                    KKR PARTNERS II, L.P.

                                         By:  KKR ASSOCIATES,
                                              its General Partner


                                              January 28, 1997
                                                     Date


                                              /s/ Scott M. Stuart
                                                    Signature


                                              Scott M. Stuart/General Partner
                                                     Name/Title





                              (Page 6 of 7 pages)
                                    EXHIBIT



Exhibit 1 -    Joint Filing Agreement and Power of Attorney  (incorporated by reference to Exhibit 1 to the Statement on Schedule 13G of DI
               Associates, L.P. and KKR Partners II, L.P. filed on February
               14, 1992)
















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